Via Facsimile and U.S. Mail
Mail Stop 4720

December 14, 2009

Roger Smith
Executive Vice President and Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway
Birmingham, AL 35243

Re: Infinity Property and Casualty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File Number: 000-50167

Dear Mr. Smith,

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant